ASSET PURCHASE AGREEMENT

by and between

CIRCLE SEAL CONTROLS, INC.,
as Buyer

and

SAES PURE GAS, INC.,
as Seller






August 4, 1994





TABLE OF CONTENTS



SECTION 1.  PURCHASE AND SALE OF ASSETS.
1.1	Sale of Assets
1.2	Liabilities
1.3	Purchase Price and Payment
1.4	Place of Closing; Closing Date
1.5	Transfer of Subject Assets
1.6	Delivery of Records and Contracts
1.7	Further Assurances
1.8	Allocation of Purchase Price

SECTION 2.  REPRESENTATIONS AND WARRANTIES OF SELLER.
2.1	Making of Representations and Warranties
2.2	Organization and Qualifications of Seller
2.3	Authority
2.4	Title to Properties; Liens; Condition of Properties
2.5	Location of Subject Assets
2.6	Undisclosed Liabilities
2.7	Inventories
2.8	Patents, Trade Names, Trademarks and Copyrights
2.9	Trade Secrets and Customer Lists
2.10	Financial Statements
2.11	Litigation
2.12	Compliance with Laws
2.13	Insurance
2.14	Finder's Fee
2.15	Permits; Governmental Consents
2.16	Material Adverse Change
2.17	Government Contracts
2.18	Products
2.19	Suppliers, Customers and Distributors
2.20	Disclosure
2.21	Backlog
2.22	Contracts.

SECTION 3.  COVENANTS OF SELLER
3.1	Making of Covenants and Agreements
3.2	Breach of Representations and Warranties
3.3	Expenses
3.4	Notification
3.5	Non-Use of Trade Names, etc
3.6	Access and Cooperation of Seller
3.7	Non-Competition
3.8	Sales Orders
3.9	Notification of Foundries, Printers, Etc

SECTION 4.  REPRESENTATIONS AND WARRANTIES OF BUYER
4.1	Making of Representations and Warranties
4.2	Organization of Buyer
4.3	Authority of Buyer
4.4	Litigation
4.5	Finder's Fees
4.6	Reliance

SECTION 5.  COVENANTS OF BUYER
5.1	Making of Covenants and Agreements
5.2	Accounts Receivable
5.3	Inventory
5.4	Insurance
5.5	Confidentiality
5.6	Notification
5.7	Acquired Sales Orders

SECTION 6.  SURVIVAL OF WARRANTIES.
6.1	Survival of Warranties

SECTION 7.  INDEMNIFICATION
7.1	Indemnification by Seller
7.2	Indemnification by Buyer
7.3	Notice; Defense of Claims
7.4	Satisfaction of Indemnification Obligations
7.5	Unsalable Inventory

SECTION 8.  MISCELLANEOUS.
8.1	Law Governing
8.2	Notices
8.3	Prior Agreements Superseded
8.4	Assignability
8.5	Captions and Gender
8.6	Certain Definitions
8.7	Execution in Counterparts
8.8	Amendments; Waivers
8.9	Severability
8.10	Bulk Sales Law
8.11	Publicity and Disclosures
8.12	Consent to Jurisdiction and Service




SCHEDULES


	Schedules

	Schedule 1.1(a)(i) - Inventory
	Schedule 1.1(a)(iii) - Equipment
	Schedule 1.1(a)(iv) - Intellectual Property
	Schedule 1.1(b) - Certain Excluded Assets
	Schedule 1.2(b)(i) - Acquired Sales Orders
	Schedule 1.8 - Allocation of Purchase Price
	Schedule 2.8 - Intangible Rights
	Schedule 2.10 - Income Statements
	Schedule 2.11 - Litigation
	Schedule 2.13 - Insurance
	Schedule 2.15 - Permits; Government Consents
	Schedule 2.16 - Exceptions to No Material Adverse Changes
	Schedule 2.19 - Suppliers, Customers Distributors, Etc.
	Schedule 2.21 - Backlog
	Schedule 2.22 - Contracts



	ASSET PURCHASE AGREEMENT dated as of August 4, 1994 by and between Circle Seal Controls, Inc., a Delaware corporation
("Buyer") and SAES Pure Gas, Inc., a California corporation ("Seller").

	WHEREAS, subject to the terms and conditions set forth herein, Buyer desires to purchase from Seller, and Seller desires to sell, transfer and assign to Buyer, substantially all of the properties and assets comprising the business which manufactures and sells the Cryolab product line of the Seller (the "Cryolab Business").

	NOW, THEREFORE, in order to consummate said purchase and sale and in consideration of the mutual agreements set forth herein, the parties hereto agree as follows:


SECTION 1.  PURCHASE AND SALE OF ASSETS.

	1.1	Sale of Assets.

	 (a)	Subject to the provisions of this Agreement, at the
Closing (as defined in Section 1.4 hereof) Seller shall sell, transfer and assign to Buyer and Buyer shall acquire all right, title and interest in and to all of the properties, assets and business of the Cryolab Business (except as hereinafter provided in Section 1.1(b)) of every kind and description, tangible and intangible, real, personal or mixed, and wherever located, including without limitation, the following:

	(i)	all inventory, stock in trade, work-in-progress,
finished goods and raw materials of or relating to the Cryolab Business (collectively, the "Inventory"), including without limitation as set forth on Schedule 1.1(a)(i) attached hereto;

	(ii)	all patterns, drawings, toolings and dies owned by
Seller or in which Seller has any rights or interest which are used in the Cryolab Business, it being understood by the parties hereto that at the Closing Seller shall provide Buyer with written information as to the name, address and telephone number of each foundry where patterns are located as well as information identifying each pattern located at each such foundry (the "Pattern Information");

	(iii)	machinery and the equipment listed on Schedule
1.1(a)(iii) attached hereto,all tools, spare parts, fixtures, castings, and other tangible assets related to or used in connection with such scheduled machinery and equipment and all other tools, spare parts, fixtures and other tangible assets used in the Cryolab Business (collectively, the "Equipment");

	(iv)	all goodwill and intellectual property rights,
including trade secrets, proprietary information, designs, styles, technologies, inventions, know-how, formulae, processes, procedures, research records, test information, software and software documentation, market surveys, marketing know-how and manufacturing, research and technical information, trade names, copyrights and copyright registrations, service marks and trademarks (including applications and registrations therefor), patents and patent applications (including without limitation the trade names, copyrights and copyright registrations, service mark and trademark registrations and applications and patents and patent applications described in Schedule 1.1(a)(iv) attached hereto), the "Cryolab" name and all related and associated logos and trademarks, and all licenses to or from third parties with respect to the foregoing or rights related thereto, in each case relating primarily to or otherwise necessary to the operation of the Cryolab Business; and

	(v)	all other assets and properties of every nature
whatsoever tangible and intangible, and wherever located, used or held for use primarily in connection with the Cryolab
Business or otherwise necessary to the operation of the Cryolab Business, including without limitation rights under contracts or agreements with representatives marketing and selling the products of the Cryolab Business, copies of customer lists, customer records and histories, customer invoices (for last three (3) years), lists of suppliers and vendors and all records relating thereto, all records with respect to the repair business of the Cryolab Business, engineering drawings, records with respect to production, engineering, product development, costs, advertising matter, catalogues, photographs, sales materials, purchasing materials, media materials, manufacturing and quality control records and procedures, research and development, files, data and laboratory books, media materials and plates and other records used primarily in connection with the Cryolab Business or otherwise necessary to the operation of the Cryolab Business.

	The assets, property and business of Seller being sold to and purchased by Buyer under this Section 1.1(a) are hereinafter sometimes referred to as "Subject Assets."

		(b)	Notwithstanding the foregoing, there shall be
excluded from such purchase and sale the following property and assets of Seller:

		(i)	the assets listed on Schedule 1.1(b) attached
hereto;

			(ii)	cash, bank deposits and bank accounts of
Seller;

	(iii)	all accounts receivable of Seller, including
without limitation intercompany receivables; and

			(iv)	all assets of Seller not used or held for use
primarily in connection with the Cryolab Business or otherwise necessary to the operation of the Cryolab
Business.

	The assets, property and business of Seller which are excluded from the Subject Assets under this Section 1.1(b) are hereinafter sometimes referred to as "Excluded Assets."

	1.2	Liabilities.  Except for the Sales Order Liabilities (as
defined below), Buyer shall not assume or be bound by any obligations or liabilities of Seller or any affiliate of Seller of any kind or nature, known, unknown, accrued, absolute, contingent or otherwise, whether now existing or hereafter arising whatsoever.
Seller shall be responsible for and pay any and all losses, damages, obligations, liens, assessments, judgments, fines, disposal and other costs and expenses, liabilities and claims, including, without limitation, interest, penalties and reasonable fees of counsel, engineers and experts, as the same are incurred, of every kind or nature whatsoever (all the foregoing being a "Claim" or the "Claims"), made by or owed to any person to the extent any of the foregoing relates to (a) Seller's operations and assets other than the operations and assets of the Cryolab Business, (b) the Excluded Assets or (c) the operations and assets of the Cryolab Business and arises in connection with or on the basis of events, acts, omissions, conditions or any other state of facts occurring or existing prior to or on the Closing Date (including, in each case, without limitation, any Claim relating to or associated with product liability matters, warranty claims, tax matters, pension and benefits matters, any failure to comply with applicable laws and/or permitting or licensing requirements, personal injury and property damage matters and environmental and worker health and safety matters). Buyer shall be responsible for and pay any and all Claims to the extent they relate to
(x) the Sales Order Liabilities or (y) the operation by Buyer of the Subject Assets after the Closing Date and arise in connection with or on the basis of events, acts, omissions, conditions or any other state of facts occurring or existing after the Closing Date (including, in each case, without limitation, any Claim relating to or associated with product liability matters, warranty claims, tax matters, pension and benefit matters, any failure to comply with applicable laws and/or permitting or licensing requirements, personal injury and property damage matters and environmental and worker health and safety matters). Any Claim, other than for the payment of liabilities, relating to operations and assets of the Seller and arising in connection with or on the basis of events, acts, omissions, conditions or any other state of facts occurring or existing both before and after the Closing Date will be apportioned between Seller and Buyer according to their relative degrees of causation as may be reasonably determined by Seller and Buyer under the circumstances; provided, however, that Buyer will not be considered to have caused the relevant problem to any extent for purposes of this Agreement if it takes all reasonable actions to address such problem after first obtaining actual knowledge thereof notwithstanding the fact that the relevant problem may have continued to exist for a period of time after the Closing Date. Pursuant to the foregoing, Seller agrees with Buyer that Seller shall be solely responsible for any and all warranty claims or claims for injury (including death) or claims for damage, direct or consequential, resulting from or connected with products or services of the Cryolab Business sold or provided on or prior to the Closing Date, and Buyer shall have no liability for such claims.
Buyer agrees with Seller that Buyer shall be solely responsible for any and all warranty claims or claims for injury (including death) or claims for damage, direct or consequential, resulting from or connected with products or services sold or provided by Buyer after the Closing Date, and, subject to Seller's indemnification obligations under Section 6 hereof, Seller shall have no liability for such claims.

	(b)	Upon the sale and purchase of the Subject Assets, Buyer
agrees to perform in accordance with their terms only the obligations of Seller under the unfilled portions of those sale orders from customers of the Cryolab Business as set forth on Schedule 1.2(b)(i) (the "Acquired Sales Orders"). The liabilities to be assumed by Buyer pursuant to the preceding sentence are hereinafter sometimes referred to as the "Sales Order Liabilities." The assumption of the Sales Order Liabilities by Buyer hereunder shall not enlarge any rights of third parties under contracts or arrangements with Buyer or Seller or any of their respective affiliates or subsidiaries. Notwithstanding anything contained in this Section 1.2 to the contrary, the only liabilities and obligations of Seller existing on or prior to the Closing Date (including, without limitation, contractual liabilities and obligations) to be assumed by Buyer under this Agreement are the Sales Order Liabilities.

	1.3	Purchase Price and Payment.  In consideration of the
sale by Seller to Buyer of the Subject Assets, subject to the assumption by Buyer of the Sales Order Liabilities, Buyer shall pay to Seller on the Closing Date by federal funds wire transfer in immediately available funds to an account designated by Buyer, the sum of $886,122.03 (the "Purchase Price").

	1.4	Place of Closing; Closing Date.  The closing of the
purchase and sale provided for in this Agreement (herein called the "Closing") shall be held at the offices of Goodwin, Procter & Hoar, Exchange Place, Boston, Massachusetts 02109, on August 1, 1994, or at such other place or earlier or later date as may be fixed by mutual agreement of Buyer and Seller (the "Closing Date").

	1.5	Transfer of Subject Assets.  At the Closing, Seller shall
deliver or cause to be delivered to Buyer good and sufficient instruments of transfer transferring to Buyer title to all of the Subject Assets. Such instruments of transfer (a) shall be in the form which is usual and customary for transferring the type of property involved under the laws of the jurisdictions applicable to such transfers,
(b) shall be in form and substance satisfactory to Buyer and its counsel, (c) shall effectively vest in Buyer good and marketable title to all of the Subject Assets free and clear of all liens, restrictions and encumbrances, and (d) where applicable, shall be accompanied by evidence of the discharge of all liens and encumbrances against the Subject Assets.

	1.6	Delivery of Records and Contracts.  At the Closing, Seller
shall deliver or cause to be delivered to Buyer all of the Acquired
Sales Orders. Seller shall also deliver to Buyer at the Closing, or substantially concurrently with the removal by Buyer of the Subject Assets, all of Seller's business records, books and other data relating to the assets, business and operations of the Cryolab Business, to the extent the same constitute part of the Subject Assets. Seller at the Closing shall also provide Buyer with written information as to the name, address and telephone number of each printer where literature plates are located as well as information identifying each literature plate located at each such printer (the "Literature Plate Information").

	1.7	Further Assurances.  Seller from time to time after the
Closing at the request of Buyer and without further consideration shall (a) execute and deliver further instruments of transfer and assignment (in addition to those delivered under Section 1.6) and take such other actions as Buyer may reasonably require to more effectively transfer and assign to, and vest in, Buyer each of the Subject Assets and (b) cooperate with and provide assistance to Buyer in removing the Subject Assets from Seller's premises (or wherever located) as more fully described in Section 3.6 hereof.

	1.8	Allocation of Purchase Price.  The purchase price payable
by Buyer pursuant to Section 1.3 and the amount of the Sales Order Liabilities assumed by Buyer shall represent payment for the Subject Assets and the covenants set forth in Section 3.7 hereof in the amounts set forth on Schedule 1.8 hereto. The amounts reflected in said Schedule shall represent the fair market values of the Subject Assets at the Closing, to the best of the knowledge and belief of the parties hereto. At or as soon as practicable after the Closing, Buyer and Seller shall execute an IRS Form 8594 in accordance with the allocation set forth in said Schedule and in compliance with Section
1060 of the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder. All tax returns and reports filed by Buyer and Seller with respect to the transactions contemplated by this Agreement shall be consistent with such Schedule.


SECTION 2.  REPRESENTATIONS AND WARRANTIES OF SELLER.

	2.1	Making of Representations and Warranties.  Seller
hereby makes the representations and warranties contained in this
Section 2. For the purposes of this Section 2, references to the "knowledge" or "best knowledge" of Seller shall be deemed to include such knowledge as any executive officer of Seller actually has or reasonably ought to have in the prudent exercise of his or her duties.

	2.2	Organization and Qualifications of Seller.  Seller is a
corporation duly organized, validly existing and in good standing under the laws of the State of California with full power and authority to own or lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or such business is conducted by it.

	2.3	Authority.  The Seller has full corporate power and
authority to execute, deliver and perform this Agreement and each other agreement or instrument contemplated hereby and the execution and delivery of this Agreement and each other agreement or instrument contemplated hereby and the performance of all obligations hereunder and thereunder have been duly authorized by all necessary action of Seller. This Agreement and each other agreement, document and instrument executed by Seller pursuant to or in connection with this Agreement constitute, or when executed and delivered will constitute, valid and binding obligations of Seller, enforceable in accordance with their respective terms. The execution, delivery and performance by the Seller of this Agreement and each other agreement, document and instrument executed and delivered by the Seller pursuant to this Agreement and the execution, delivery and performance by the Seller of any agreements, documents and instruments required to be executed and delivered by it pursuant to this Agreement:

	(i)	do not and will not violate any provision of the
Articles of Incorporation or By-laws of Seller, each as amended or restated to date;

	(ii)	do not and will not violate any law or regulation
applicable to Seller or require Seller to obtain any approval, authorization, declaration, consent or waiver of, or make any filing with or give notice to, any person, entity or public or governmental authority that has not been obtained, made or given; and

	(iii)	do not and will not result in a breach of, constitute
a default under, accelerate any obligation under, require a consent under or give rise to a right of termination of any indenture or loan or credit agreement or any other agreement, contract, instrument, mortgage, lien, lease, permit, license, authorization, order, writ, judgment, injunction, decree, determination or arbitration award to which the Seller is a party or by which Seller or the property of Seller is bound or affected, or result in the creation or imposition of any mortgage, pledge, lien, security interest or other charge or encumbrance on any property or asset owned by Seller or on any of the Subject Assets.

	2.4	Title to Properties; Liens; Condition of Properties.

	(a)	The Subject Assets do not include any real property or
leases. Seller owns all of the Subject Assets and Seller has and is conveying to Buyer hereunder good and marketable title to all of its personal property, tangible and intangible, included in the Subject Assets. None of such property or assets of Seller tangible or intangible, is subject to any mortgage, pledge, lien, conditional sale agreement, security interest, encumbrance or other charge or restraint on transfer (collectively "Liens"). No financing statement under the Uniform Commercial Code with respect to any of the Subject Assets has been filed in any jurisdiction, and Seller has not signed any such financing statement or any security agreement authorizing any secured party thereunder to file any such financing statement. The Subject Assets and Excluded Assets listed on
Schedule 1.1(b) are all of the assets necessary for the operation of the business of the Cryolab Business as the same has been operated prior to the date hereof. The Subject Assets (including the Equipment) (i) are in working order (reasonable wear and tear excepted, and in each case taking into account age), (ii) have been and shall through the Closing be maintained in a manner consistent with the past maintenance practices of Seller, (iii) are suitable for the manufacture of parts in accordance with the engineering specifications for Cryolab Products and (iv) to the best knowledge of Seller, conform with all applicable California and federal statutes, ordinances, regulations and laws.

	(b)	Upon delivery to Buyer of the instruments of transfer
referred to in Section 1.6 hereof, Buyer will receive good, marketable and valid title to all of the Subject Assets, free and clear of all liens, encumbrances, charges, equities and claims of every kind.

	2.5	Location of Subject Assets.  The tangible Subject Assets
are located at Seller's facility at 4175 Santa Fe Road, San Luis
Obispo, California (the "Facility"), with the exception of (a) patterns (which are located as set forth in the Pattern Information provided pursuant to Section 1.1(a)(ii)) and (b) literature plates (which are located as set forth in the Literature Plate Information provided pursuant to Section 1.6).

	2.6	Undisclosed Liabilities.  Except as set forth on Schedule
2.6, Seller has no material liabilities of any nature, whether accrued, absolute, contingent or otherwise, asserted or unasserted, known or unknown, which relate primarily to the Cryolab Business.

	2.7	Inventories.  All of the Inventory is in existence on the
date hereof. The Inventory complies with the descriptions and specifications set forth on Schedule 1.1(a)(i) and the Inventory consisting of component parts is of a quality sufficient to permit
Buyer to manufacture products of the Cryolab Business in a manner consistent with all of such descriptions and specifications. On the date hereof, the Inventory is of the types, quantities and quality necessary to conduct the business of the Cryolab Business in a manner consistent with past practices. All of the items included in the Inventory are of a quality and quantity salable in the ordinary course of business of Seller. The values of the Inventory items as set forth on Schedule 1.1(a)(i) are true and correct and reflect valuations not in excess of the net realizable values of such items in the ordinary course of business.

	2.8	Patents, Trade Names, Trademarks and Copyrights.  All
patents, patent applications, trade names, trademarks, trademark applications and registrations, copyrights or other proprietary rights owned by or licensed to Seller and used or to be used by or in connection with the Cryolab Business (the "Intangible Rights") are listed on Schedule 2.8 attached hereto. Except as set forth on said Schedule, all of the registered patents, trademarks and copyrights constituting Proprietary Rights have been duly registered in, filed in or issued by the United States Patent and Trademark Office, the United States Register of Copyrights or the corresponding offices of other countries identified on said Schedule, and have been properly maintained and renewed in accordance with all applicable provisions of law and administrative regulations in the United States and each such country. Except as set forth in said Schedule, the Intangible Rights are freely transferable and Seller has exclusive ownership or exclusive license to use all of the Intangible Rights free and clear of any attachments, liens, encumbrances or adverse claims. Except as set forth on said Schedule, (a) no other person has a license to use, or the right to license others to use, and, to the best knowledge of Seller, no person has an interest in or right to, any of the Intangible Rights, (b) there are no claims or demands of any other person or entity pertaining thereto and no proceedings have been instituted, or are pending or to the best knowledge of Seller, threatened, which challenge the rights of Seller in respect thereof, (c) none of the Intangible Rights is subject to any outstanding order, decree, judgment or stipulation or, to the best knowledge of Seller, is being infringed by others, (d) no proceeding charging Seller with infringement of any patent, trade name, trademark or copyright that is used by or in connection with the Cryolab Business has been filed or, to the best knowledge of Seller, is threatened to be filed and
(e) there does not exist (i) any unexpired patent with claims relating to products of the Cryolab Business or to apparatus, methods or designs employed by the Cryolab Business in manufacturing its products or (ii) to the best knowledge of Seller, any invention, patent or application therefor which could reasonably be expected to adversely affect any such product, apparatus, method or design of the Cryolab Business.

	2.9	Trade Secrets and Customer Lists.  Seller has the right to
use, free and clear to the best knowledge of Seller of any claims or rights of others, all trade secrets, customer lists, manufacturing and secret processes required for or incident to the manufacture or marketing of (a) all products formerly or presently produced by the Cryolab Business and (b) all products currently under development by the Cryolab Business, including products licensed from others (hereinafter collectively referred to as the "Proprietary Information"). The Cryolab Business is not using or in any way making use of any confidential information or trade secrets of any third party in violation of such third party's rights, including without limitation, any former employer of any present or past employee of Seller or any person or entity affiliated with any of them.

	2.10	Financial Statements.  Seller has delivered to Buyer
unaudited statements of income for the Cryolab Business for each of the twelve-month periods ended December 31, 1991, 1992 and 1993, and for the six-month period ended June 30, 1994, certified by Seller's Chief Financial Officer, copies of which are attached hereto as
Schedule 2.10 (the "Income Statements").  The Income Statements
(except for the six-month period ended June 30, 1994) were prepared by Seller based on the audited statements of income of Seller for the periods covered thereby, as certified by Seller's independent public accountants (the "Audited Income Statements"). The Income
Statements (i) have been prepared in accordance with generally accepted accounting principles applied consistently during the periods covered thereby (except for the absence of accompanying footnotes), (ii) have been prepared on a basis consistent with the Audited Income Statements, (iii) are complete and correct in all material respects, (iv) present fairly the results of operations of the Cryolab Business for the periods covered thereby and (v) contain no omission of a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

	2.11	Litigation.  Except as set forth on Schedule 2.11, there is
no litigation, claim or governmental, arbitration or other proceeding, investigation, order or decree pending or in effect or, to the best knowledge of Seller, threatened against Seller relating to or affecting any of the Subject Assets or the Cryolab Business. All of the matters set forth on Schedule 2.11 are subject to and are being defended by Seller's insurance carrier.

	2.12	Compliance with Laws.  To the best knowledge of Seller,
the Cryolab Business and the Subject Assets have been and as of the date hereof are in compliance with all applicable laws, rules, regulations, codes, ordinances, requirements and orders of governments or governmental bodies, and Seller has received no notice asserting any noncompliance therewith. In addition, all engineering drawings included in the Subject Assets are in full compliance with all applicable industry standards, guidelines and regulations, including without limitation industry standard ANSI
Y14.5, to the extent applicable to the Cryolab Business.

	2.13	Insurance.  Schedule 2.13 identifies all policies of
insurance in effect as of the date of this Agreement covering the
assets, properties and business of the Cryolab Business.   Said
insurance policies are in full force and effect and all premiums with respect thereto are currently paid. Seller's product liability insurance provides for occurrence based coverage. Except as set forth on
Schedule 2.13, there have been no material losses, claims or settlements during the last three fiscal years.

	2.14	Finder's Fee.  Seller has not incurred or become liable for
any broker's commission or finder's fee relating to or in connection with the transactions contemplated by this Agreement.

	2.15	Permits; Governmental Consents.  To the best knowledge
of Seller, Seller has obtained and is operating in compliance with all franchises, licenses, permits, registrations, applications, certifications, code approvals and other approvals (collectively the "Permits") which are required primarily to permit it to conduct the business of the Cryolab Business and each such Permit is valid and in full force and effect. As of the Closing Date, to the extent Seller is allowed to do so, Seller is conveying and assigning to Buyer each Permit, other than those Permits required to operate the Facility.
Seller is not subject to or bound by any agreement, judgment, decree or order which may materially and adversely affect any of the Subject Assets or the business, prospects or condition (financial or otherwise) of the Cryolab Business. No consent, approval, or authorization of, or declaration, filing or registration with, any United States federal, foreign or state governmental or regulatory authority is required to be made or obtained by Seller in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement.

	2.16	Material Adverse Change.  Except as specifically
disclosed on Schedule 2.16 to this Agreement, since December 31, 1993:

	(a)	there has not been any material adverse change in
the business, results of operations, condition (financial or otherwise), properties, assets, liabilities or obligations of the Cryolab Business;

	(b)	there has not been any damage, destruction or loss
(whether or not covered by insurance), materially and adversely affecting the business, prospects, results of operations, condition (financial or otherwise) assets or properties of the Cryolab Business;

	(c)	there has not been any change in the relationships
of Seller with respect to its suppliers, distributors, licensees, licensors, customers or others with whom it has business relationships which would have a material adverse effect on the Cryolab Business, and Seller does not have knowledge of any fact or contemplated event which may cause any such material adverse change;

	(d)	the business conducted by the Cryolab Business
has been conducted and carried on only in the ordinary and regular course; and

	(e)	there has not been any alteration or change in the
methods of operation employed by the Cryolab Business.

	2.17	Government Contracts.  Seller has no pending or
proposed contracts or subcontracts with any agency of the United
States Government relating to the Cryolab Business.

	2.18	Products.  Except as set forth on Schedule 2.13, there
are no existing or, to the best knowledge of Seller, threatened product liability, warranty or other similar claims, or, to the best knowledge of Seller, any facts upon which a claim of such nature could be based, against Seller for products or services of the Cryolab Business which are defective or fail to meet any product or service warranties. There are no statements, citations or decisions by any government or political subdivision thereof, whether federal, state, local or foreign, or any agency or instrumentality of any such government or political subdivision, or any court or arbitrator (collectively, "Governmental Bodies") stating that any product manufactured, marketed or distributed by the Cryolab Business at any time on or prior to the Closing Date ("Cryolab Products") is defective or unsafe or fails to meet any product warranty or any standards promulgated by any such Governmental Body. There have been no recalls ordered by any such Governmental Body with respect to any Cryolab Product. Seller does not know and has no reason to know of (a) any fact relating to any Cryolab Product that may impose upon Seller a duty to recall any Cryolab Product or a duty to warn customers of a defect in any Cryolab Product, (b) any latent or overt design, manufacturing or other defect in any Cryolab Product, or (c) any material liability for warranty or other claims or returns with respect to any Cryolab
Product. The sales and advertising brochures and literature relating to the Cryolab Products do not contain any material omission or misstatement.

	2.19	Suppliers, Customers and Distributors.  Schedule 2.19
sets forth all of the suppliers, customers and distributors (inclusive of sales representatives and agents) of Seller with respect to the Cryolab Business. The relationships of Seller with such suppliers, customers and distributors are good commercial working relationships and
(a) no person or entity listed on Schedule 2.19 within the last 12 months has threatened in writing to cancel or otherwise terminate, or to the best knowledge of Seller intends to cancel or otherwise terminate, the relationship of such person with Seller, (b) no such person or entity has during the last twelve months modified materially, and Seller has no knowledge that such persons or entities intend to materially modify their relationship in such a way as to cause a materially adverse effect on the Cryolab Business.

	2.20	Disclosure.  The representations, warranties and
statements made or contained in this Agreement, in the documents, certificates, filings, Schedules and Exhibits given or delivered by Seller in connection with and pursuant to this Agreement and in any other written materials relating to the Cryolab Business provided by Seller to Buyer or any of its affiliates, do not either individually or when taken together, contain any untrue statement of a material fact, and do not omit to state a material fact required to be stated therein or necessary in order to make such representations, warranties and statements not misleading in light of the circumstances in which they were made or delivered. Other than as specifically disclosed herein or in the Schedules hereto, Seller is unaware of any facts which could reasonably be expected to result in a material adverse impact on the Subject Assets or on the business, properties, prospects, operations or condition (financial or otherwise) of the Cryolab Business.

	2.21	Backlog.  As of the date hereof, the Cryolab Business has
a backlog of firm written non-contingent orders for the sale of products for which revenues have not been fully recognized by Seller, as set forth in Schedule 2.21 hereto (the "Backlog") and the amount of the Backlog reflected on such Schedule is true and correct.

	2.22	Contracts.  Except for contracts, commitments, plans,
agreements and licenses listed in Schedule 2.22 attached hereto (true and complete copies (or, in the case of oral agreements, written descriptions) of which have been delivered to Buyer), Seller is not a party to or subject to any of the following contracts or agreements, in each case which relates primarily to, or is necessary in connection with the operation of, the Cryolab Business:

		(a)	any contract or agreement for the purchase of any
commodity, material or equipment, except purchase orders in the ordinary course of the Cryolab Business;

		(b)	any other contracts or agreements creating any
obligation of Seller of $10,000 or more with respect to any such contract or $50,000 in the aggregate with respect to all such contracts, except purchase orders in the ordinary course of the Cryolab Business;

		(c)	any contract or agreement providing for the
purchase of all or substantially all of its requirements of a particular product from a supplier;

		(d)	any contract or agreement which by its terms does
not terminate or is not terminable without penalty by Seller or any successor or assign within one year after the date hereof;

		(e)	any contract or agreement for the sale or lease of
its products, except sales orders in the ordinary course of the Cryolab
Business;

		(f)	any contract with any sales agent or distributor of
products of Seller;

		(g)	any contract containing covenants limiting the
freedom of Seller to compete in any line of business or with any person or entity;

		(h)	any contract or agreement for the purchase of any
fixed asset for a price in excess of $2,500 whether or not such purchase is in the ordinary course of business;

		(i)	any license agreement (as licensor or licensee);

		(j)	any indenture, mortgage, promissory note, loan
agreement, guaranty or other agreement or commitment for the borrowing of money and any related security agreement;

		(k)	any contract or agreement with any officer,
employee, director or stockholder of Seller or with any persons or organizations controlled by or affiliated with any of them; or

		(l)	any oral contract, agreement, arrangement or
understanding involving (individually or in the aggregate) more than $10,000 which pertains to the suppliers or customers of the Cryolab Business.

	All contracts, agreements, leases and instruments to which Seller is a party or by which the Seller is obligated, in each case which relate primarily to the Cryolab Business, including without limitation any relating to continuing warranty or service obligations (collectively, the "Cryolab Contracts"), are valid and are in full force and effect and constitute legal, valid and binding obligations of Seller enforceable in accordance with their respective terms. To the best knowledge of Seller, each Cryolab Contract constitutes the legal, valid and binding obligation of each party thereto other than Seller enforceable in accordance with its terms. Neither Seller nor, to the best knowledge of Seller, any other party to any Cryolab Contract is in material default in complying with any provisions thereof, and no condition or event or facts exist which, with notice, lapse of time or both would constitute a material default thereof on the part of Seller or, to the best knowledge of Seller, on the part of any other party thereto.


SECTION 3.  COVENANTS OF SELLER.

	3.1	Making of Covenants and Agreements.  Seller hereby
covenants and agrees as set forth in this Section 3.

	3.2	Breach of Representations and Warranties.  Promptly
upon the occurrence of, or promptly upon becoming aware of the impending or threatened occurrence of any event which would cause or constitute a breach, or would with the giving of notice, the passage of time or both constitute a breach of (a) any of the representations and warranties of Seller contained in or referred to in this Agreement or in any Schedule referred to in this Agreement, (b) any other provision of this Agreement, or (c) any other agreement executed and delivered in connection with this Agreement, Seller shall give detailed written notice thereof to Buyer and shall use its best efforts to prevent or promptly remedy the same.

	3.3	Expenses.  All expenses of Seller in connection with the
negotiation and performance of this Agreement and the transactions contemplated hereby and all transfer, excise or other taxes payable by any party to this Agreement to any jurisdiction by reason of the sale and transfer of the Subject Assets pursuant to this Agreement, if any (excluding any such taxes arising solely from the identity or location of Buyer or any affiliate of Buyer), shall be paid by Seller out of the proceeds of the sale of the Subject Assets or otherwise, and, no such expenses shall be payable by Buyer or any affiliate of Buyer.

	3.4	Notification.  Until the third anniversary of the Closing
Date, Seller hereby agrees to give Buyer written notice of any change of Seller's address within five days after such change, specifying such new address.

	3.5	Non-Use of Trade Names, etc.  After the Closing Date,
neither Seller, nor any person controlling, controlled by or under common control with Seller will for any reason, directly or indirectly, for itself or any other person, (a) use any Intangible Rights transferred pursuant to this Agreement, or (b) use or disclose any trade secrets, confidential information, know-how, proprietary information or other intellectual property described in
Section 1.1(a)(iv) hereof and transferred pursuant to this Agreement, except (i) Seller may disclose such information to Buyer in connection with the operation of the Cryolab Business by Buyer after the Closing Date and (ii) Seller may, for a period of 180 days after the Closing Date, continue to use the name "Cryolab" to the extent it is contained in product literature which relates both to Cryolab Products and other products of Seller which do not compete with Cryolab Products.

	3.6	Access and Cooperation of Seller.  In connection with the
relocation of the Subject Assets from the Facility (or wherever located) to Buyer's premises (the "Relocation"), Seller shall cooperate with and assist Buyer and comply with all reasonable requests of Buyer at the Facility. Seller shall use its best efforts to provide Buyer with access to Seller's premises at all times during normal working hours until the Relocation has been completed. In addition, Seller shall provide Buyer with use of forklifts, trucks and other materials handling equipment, as well as sufficient labor to accomplish the Relocation. Buyer shall reimburse Seller, subject to reasonable substantiation and documentation, for actual out-of-pocket expenses incurred by Seller after the date of this Agreement in connection with the Relocation. Any labor costs incurred by Seller for Seller's employees assisting with the Relocation shall be reimbursed by Buyer at hourly rates agreed upon in advance without any payments by Buyer on account of or with respect to the cost of any benefits (health, retirement, etc.) incurred by Seller with respect to such employees. Buyer agrees to defend, indemnify and hold Seller harmless from and against any and all claims for property damage arising out of the Relocation which are caused by negligent acts of Buyer or its employees or agents. Buyer agrees not to cross claim against Seller in the event that any action is brought against Buyer for personal injury arising out of the Relocation which is caused by a negligent act of Buyer or its employees or agents.

	3.7	Non-Competition.  Seller, in order to induce Buyer to
enter into this Agreement, expressly covenants and agrees that neither Seller nor any of its affiliates will, directly or indirectly, (a) for a period of ten (10) years following the Closing Date disclose or furnish to any person, other than Buyer, any proprietary information of, or confidential information concerning, the Cryolab Business except as required by law; and (b) for a period of two (2) years following the Closing Date anywhere in the United States or in any foreign country, own, manage, operate, join, control, or participate in or be connected with any business, individual, partnership, firm or corporation, which is at the time engaged, wholly or partly, in the design, manufacture, development, distribution, marketing or sale of any valves designed for and/or used in any Cryogenic application.
For purposes of this Agreement, the term "Cryogenic" means any gas or liquid exhibiting a temperature of -100 F (minus one hundred degrees Fahrenheit) or lower. Seller agrees that this provision is reasonable in view of the nature of the business being transferred and the relevant market for the Seller's products and services and that any breach hereof would result in continuing and irreparable harm to Buyer and would adversely affect the value to Buyer of the Subject Assets and related goodwill being transferred under this Agreement. The Seller expressly covenants and agrees that the remedy at law for any breach of this Section 3.7 will be inadequate and that, in addition to any other remedies Buyer may have, Buyer shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damage. To the extent that any part of this provision may be invalid, illegal or unenforceable for any reason, it is intended that such part shall be enforceable to the extent that a court of competent jurisdiction shall determine that such part if more limited in scope would have been enforceable and such part shall be deemed to have been so written and the remaining parts shall as written be effective and enforceable in all events.

	3.8	Sales Orders.  Seller will not send any invoices to, or
request payment in any other manner from, customers of the Cryolab Business for sales orders unfulfilled as of the Closing Date. Any and all amounts received by Seller from any such customer in respect of any such unfulfilled sales order shall be promptly remitted to Buyer.

	3.9	Notification of Foundries, Printers, Etc.  Seller agrees
from time to time, as often as is reasonably requested by Buyer, that Seller shall contact the foundries, printers, and other entities, respectively, where the patterns and literature plates acquired by Buyer pursuant to this Agreement are located, and notify them that Buyer has acquired such patterns and literature plates and that Buyer is the lawful owner thereof and Seller shall otherwise cooperate as requested by Buyer to effect the transfer to Buyer of such patterns and literature plates.


SECTION 4.  REPRESENTATIONS AND WARRANTIES OF BUYER.

	4.1	Making of Representations and Warranties.  As a
material inducement to Seller to enter into this Agreement and consummate the transactions contemplated hereby, Buyer hereby makes the representations and warranties to the Seller contained in this Section 4.

	4.2	Organization of Buyer.  Buyer is a corporation duly
organized, validly existing and in good standing under the laws of Delaware with full corporate power and authority to own or lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or such business is conducted by it.

	4.3	Authority of Buyer.  Buyer has full corporate power and
authority to enter into this Agreement and each agreement, document and instrument to be executed and delivered by Buyer pursuant to this Agreement and to carry out the transactions contemplated hereby. The execution, delivery and performance by Buyer of this Agreement and each such other agreement, document and instrument have been duly authorized by all necessary action of Buyer and no other action on the part of Buyer is required in connection therewith. This Agreement and each other agreement, document and instrument executed and delivered by Buyer pursuant to this Agreement constitute valid and binding obligations of Buyer enforceable in accordance with their terms. The execution, delivery and performance by Buyer of this Agreement and each such agreement, document and instrument:

(i)	do not and will not violate any provision of the certificate of incorporation or by-laws of Buyer;

	(ii)	do not and will not violate any laws of the United States,
or any state or other jurisdiction applicable to Buyer or require Buyer to obtain any approval, consent or waiver of, or make any filing with, any person or entity
(governmental or otherwise) that has not been obtained or made; and

	(iii)	do not and will not result in a breach of, constitute a
default under, accelerate any obligation under, or give rise to a right of termination of any indenture or loan or credit agreement or any other agreement, contract, instrument, mortgage, lien, lease, permit, authorization, order, writ, judgment, injunction, decree, determination or arbitration award, whether written or oral, to which Buyer is bound or affected.

	4.4	Litigation.  There is no litigation pending or, to the best
knowledge of Buyer, threatened against Buyer which would prevent or hinder the consummation of the transactions contemplated by this Agreement.

	4.5	Finder's Fees.  Except for the fees of Penrose Associates,
which shall be paid solely by Buyer, Buyer has not incurred or become liable for any broker's commission or finder's fee relating to or in connection with the transactions contemplated by this Agreement.

	4.6	Reliance.  Buyer is relying on each of the representations
and warranties of Seller contained in this Agreement.


SECTION 5.  COVENANTS OF BUYER.

	5.1	Making of Covenants and Agreements.  Buyer hereby
covenants and agrees as set forth in this Section 5.

	5.2	Accounts Receivable.  Buyer agrees to promptly remit to
Seller any amounts received by Buyer with respect to Seller's accounts receivable. Buyer agrees to cooperate with Seller to inform customers of the Cryolab Business with outstanding accounts receivable due to Seller as of the Closing Date that payments should be directed to Seller and not to Buyer.

	5.3	Inventory.  Buyer agrees to use commercially reasonable
efforts in the ordinary course of business to sell the Inventory, except the parties recognize a reserve of $104,000 for obsolete or scrap inventory items for which Buyer shall have no such obligation.

	5.4	Insurance.  Buyer (or its affiliates) shall continue to
maintain for a period of five years after the Closing, product liability insurance in the amount of at least $2,000,000 (and on such other terms and conditions as are customarily contained in such policies of Buyer and its affiliates) and such insurance shall apply to products sold or provided by Buyer after the Closing Date.

	5.5	Confidentiality.  In the event that Buyer should acquire
any proprietary or confidential information of or concerning SAES and/or the business of SAES in connection with or as a result of the transactions contemplated by this Agreement, Buyer agrees not to disclose and to maintain the confidentiality of such information, except Buyer may disclose any such information (i) to the extent required by law and (ii) which relates to the operation of the Cryolab Business.

	5.6	Notification.  Until the third anniversary of the Closing
Date, Buyer hereby agrees to provide to Seller written notice of any change of Buyer's address within five days after such change, specifying such new address.

	5.7	Acquired Sales Orders.  Upon the sale and purchase of
the Subject Assets, Buyer agrees to pay, perform and discharge in accordance with their terms only the Sales Order Liabilities.


SECTION 6.  SURVIVAL OF WARRANTIES.

	6.1	Survival of Warranties.  All representations, warranties,
agreements, covenants and obligations herein or in any schedule, exhibit, certificate or financial statement delivered by any party incident to the transactions contemplated hereby are material, shall be deemed to have been relied upon by the parties receiving the same and shall survive the Closing (subject to Section 7.1 hereof) regardless of any investigation and shall not merge into the performance of any obligation by any party hereto.


SECTION 7.  INDEMNIFICATION.

	7.1	Indemnification by Seller.  Seller (subject to the following paragraph of this Section 7.1), agrees to defend, indemnify and hold
Buyer, its parent and its and their respective subsidiaries and affiliates and persons serving as officers, directors, partners or employees thereof (individually a "Buyer Indemnified Party" and collectively the "Buyer Indemnified Parties") harmless from and against any and all Claims (as defined in Section 1.2 hereof), whether or not arising out of third-party claims, without regard to any investigation by any of the Buyer Indemnified Parties and including all reasonable amounts paid in investigation, defense or settlement of the foregoing, which may be sustained or suffered by any of them based upon, arising out of, by reason of or otherwise in respect of or in connection with (a) any inaccuracy in or breach of any representation or warranty made by Seller in this Agreement or in any Schedule, exhibit, certificate, agreement or other document delivered hereunder or in connection with this Agreement, or any claim, action or proceeding asserted or instituted or arising out of any matter or thing covered by such representations or warranties (collectively, "Buyer Representation and Warranty Claims"); (b) any breach of any covenant or agreement made by Seller in this Agreement or in any Schedule, exhibit, certificate, agreement or other instrument delivered under or in connection with this Agreement, or any claim, action or proceeding asserted or instituted arising out of any matter or thing covered by any such covenant or agreement;
(c) any Claim relating to the business or operations of Seller other than the Cryolab Business; (d) any Claim relating to the operations and assets of the Cryolab Business which arises in connection with or on the basis of events, acts, omissions, conditions or any other state of facts occurring or existing prior to or on the Closing Date (including, in each case, without limitation, any Claim relating to or associated with the litigation set forth on Schedule 2.11, warranty claims or claims for injury (including death) or claims for damage, direct or consequential, resulting from or connected with products or services of the Cryolab Business sold or provided on or prior to the Closing Date, product liability matters, warranty claims, tax matters, pension and benefits matters, any failure to comply with applicable laws and/or permitting or licensing requirements, personal injury and property damage matters and environmental and worker health and safety matters); or (e) any Claim relating to the Unsalable
Inventory Amount (as defined in Section 7.5) (collectively, "Inventory Claims"). The rights of Buyer Indemnified Parties to recover indemnification in respect of any occurrence referred to in clause (b),
(c), (d) or (e) of this Section 7.1 shall not be limited by the fact that such occurrence may not constitute an inaccuracy in or breach of any representation or warranty referred to in clause (a) of this Section 7.1.

	The right of Buyer Indemnified Parties to recover indemnification under this Section 7.1 shall be subject to the following limitations:

		(i)	No indemnification shall be payable by Seller
with respect to Buyer Representation and Warranty Claims and Inventory Claims unless the total of all amounts payable pursuant to this Section 7.1 shall exceed $25,000 in the aggregate, whereupon the total amount of such Claims shall be recoverable in accordance with the terms thereof, provided that such $25,000 limitation shall not apply with respect to Claims involving intentional misrepresentation or intentional concealment.

		(ii)	All rights to indemnification under
Sections 7.1(a) and 7.2(a) with respect to Buyer Representation and Warranty Claims and Seller Representation and Warranty Claims, respectively, shall expire on the Second Anniversary Date, except that Buyer Representation and Warranty Claims and Seller Representation and Warranty Claims relating to or involving intentional misrepresentation or intentional concealment shall survive until and shall expire on the date three months after the termination of the applicable statute of limitations relating thereto. Notwithstanding the preceding sentence, if on or prior to the second anniversary of the Closing Date (the "Second Anniversary Date") a specific state of facts shall have become known which may give rise to a claim for indemnification under Section 7.1(a) or 7.2(a), as the case may be, and an Indemnified Party shall have given written notice of such facts known by such Indemnified Party at such time to Seller in the case of a Buyer Indemnified Party, or to Buyer in the case of a Seller Indemnified Party, then the right to indemnification with respect thereto shall remain in effect without regard to when such matter shall be finally determined and disposed of. All rights with respect to indemnification with respect to Inventory Claims shall expire on the day after the third anniversary of the Closing Date (the "Third Anniversary Date"). All rights to indemnification under Sections 7.1(a) and 7.2(a) with respect to claims other than Buyer Representation and Warranty Claims, Seller Representation and Warranty
Claims and Inventory Claims shall, except as they may otherwise be extended, survive until and shall expire on the date three months after the termination of the applicable statute of limitations relating thereto. The limitations herein with respect to Buyer Representation and Warranty Claims and Seller Representation and Warranty Claims shall not limit the rights of any Indemnified Party with respect to any other claims.

		(iii)	Notwithstanding anything contained in this
Section 7 to the contrary, Seller shall not be required to indemnify Buyer Indemnified Parties with respect to (A) Buyer Representation and Warranty Claims and Inventory Claims in an aggregate amount in excess of $500,000, except with respect to claims relating to or involving intentional misrepresentation or intentional concealment, as to which no such limit shall apply, and (B) Inventory Claims in an aggregate amount in excess of $250,000, except with respect to claims relating to or involving intentional misrepresentation or intentional concealment, as to which no such limit shall apply.

			(iv)	No indemnification shall be payable with
respect to Inventory 	Claims until after the Second
Anniversary Date, at which time such indemnification, if any, shall be payable, but Seller shall not (subject to the following sentence) be required to pay an amount in excess of an aggregate amount (the "Initial Inventory Claims Amount") equal to the lesser of (A) $125,000 or (B) 50% of the Inventory
Claims. The amount of any Inventory Claims remaining unpaid following payment of the Initial Inventory Claims
Amount (the "Unpaid Inventory Claims Amount") shall (subject to the limitation set forth in Section 7.1(iii)(B) hereof) be paid by Seller to the relevant Buyer Indemnified Party on the Third
Anniversary Date; provided, however, that if following the Second Anniversary Date and prior to the Third Anniversary
Date items of Inventory with respect to which Inventory Claims were made are sold, the Unpaid Inventory Claims Amount shall be reduced by an amount (the "Inventory Sales Amount") equal to the lesser of (X) the aggregate amount of Inventory Claims represented by such sold Inventory items or (Y) the actual aggregate net sales proceeds to Buyer in respect of such sold
Inventory items; provided further, however, that if the Inventory Sales Amount exceeds the Unpaid Inventory Claims
Amount, Buyer shall pay to Seller on the Third Anniversary
Date the amount of such excess.

	7.2	Indemnification by Buyer.  Buyer agrees to defend,
indemnify and hold Seller, its parent and its and their respective subsidiaries and affiliates and persons serving as officers, directors, partners or employees thereof (individually a "Seller Indemnified Party" and collectively the "Seller Indemnified Parties") harmless from and against any and all Claims (as defined in Section 1.2 hereof), whether or not arising out of third-party claims and including all reasonable amounts paid in investigation, defense or settlement of the foregoing, which may be sustained or suffered by any of them based upon, arising out of, by reason of or otherwise in respect of or in connection with (a) any inaccuracy in or breach of any representation or warranty made by Buyer in this Agreement or in any Schedule, exhibit, certificate, agreement, or other document delivered hereunder or in connection with this Agreement, or any claim, action or proceeding asserted or instituted or arising out of any matter or thing covered by such representations or warranties ("Seller Representation and Warranty Claims"); (b) any breach of any covenant or agreement made by Buyer in this Agreement or in any Schedule, exhibit, certificate, agreement or other instrument delivered under or in connection with this Agreement, or any claim, action or proceeding asserted or instituted arising out of any matter or thing covered by any such covenant or agreement; (c) any Claim relating to the operation by Buyer of the Subject Assets after the Closing Date which arises in connection with or on the basis of events, acts, omissions, conditions or any other state of facts occurring or existing after the Closing Date (including, in each case, without limitation, any Claim relating to or associated with warranty claims or claims for injury (including death) or claims for damage, direct or consequential, resulting from or connected with products or services sold or provided by Buyer after the Closing Date, product liability matters, warranty claims, tax matters, pension and benefit matters, any failure to comply with applicable laws and/or permitting or licensing requirements, personal injury and property damage matters and environmental and worker health and safety matters);
and (d) the non-performance of the Sales Order Liabilities to the extent assumed by Buyer hereunder as they become due, in accordance with their respective terms.

	The rights of Seller Indemnified Parties to recover indemnification under this Section 7.2 shall be subject to the following limitations:

		(i)	No indemnification shall be payable by Buyer with
respect to Seller Representation and Warranty Claims unless the total of all amounts payable pursuant to this Section 7.2 shall exceed $25,000 in the aggregate, whereupon the total amount of such Claims shall be recoverable in accordance with the terms thereof, provided that such $25,000 limitation shall not apply with respect to Claims involving intentional misrepresentation or intentional concealment.

		(ii)	Notwithstanding anything contained in this
Section 7 to the contrary, Buyer shall not be required to indemnify Seller Indemnified Parties with respect to Seller Representation and Warranty Claims in an aggregate amount in excess of $500,000, except with respect to claims relating to or involving intentional misrepresentation or intentional concealment, as to which no such limit shall apply.

	7.3	Notice; Defense of Claims.  Promptly after receipt by an
indemnified party of notice of claims of third parties or litigation filed with respect to, or the commencement of any governmental proceeding or investigation relating to, any claim, liability or expense to which the indemnification obligations hereunder would apply, the indemnified party shall give notice thereof in writing to the indemnifying party, but the omission to so notify the indemnifying party promptly will not relieve the indemnifying party from any liability except to the extent that the indemnifying party shall have been prejudiced as a result of the failure or delay in giving such notice. Such notice shall state in reasonable detail the information then available regarding the amount and nature of such claim, liability or expense and shall specify the provision or provisions of this Agreement under which the liability or obligation is asserted. If within 20 days after receiving such notice the indemnifying party gives written notice to the indemnified party stating that it disputes and intends to defend against such claim, liability or expense at its own cost and expense, then counsel for the defense shall be selected by the indemnifying party (subject to the consent of the indemnified party which consent shall not be unreasonably withheld) and the indemnified party shall make no payment on such claim, liability or expense as long as the indemnifying party is conducting a good faith and diligent defense. Notwithstanding anything herein stated, the indemnified party shall at all times have the right fully to participate in such defense at its own expense directly or through counsel and shall have the right to consent to any settlement proposed by the indemnifying party, which consent shall not be unreasonably withheld; provided, however, if the named parties to the action or proceeding include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate under applicable standards of professional conduct, the expense of separate counsel for the indemnified party shall be paid by the indemnifying party. If no such notice of intent to dispute and defend is given by the indemnifying party, or if such diligent good faith defense is not being or ceases to be conducted, the indemnified party shall, at the expense of the indemnifying party, undertake the defense of (with counsel selected by the indemnified party), and shall have the right to compromise or settle (exercising reasonable business judgment) such claim, liability or expense. The indemnified party shall make available all information and assistance that the indemnifying party may reasonably request and shall cooperate with the indemnifying party in such defense.

	7.4	Satisfaction of Indemnification Obligations.  Any
indemnity payable pursuant to this Section 7 shall be paid within the later of (a) ten (10) days after the indemnified party's request therefor (in the case of claims not involving a third party) or (b) ten (10) days prior to the date on which the loss upon which the indemnity is
based is required to be satisfied by the indemnified party.   In order
to satisfy any indemnification obligations of Seller, Buyer shall have the right (in addition to collecting directly from Seller in whole or in part, at its option) to set off the amount of any indemnification owed to it or its affiliates under Section 7.1 against any amounts otherwise due from Buyer or its affiliates to Seller (including without limitation any amounts due under Section 7.1(iv) hereof).

	7.5	Unsalable Inventory.   For purposes of this Agreement,
the term "Unsalable Inventory Amount" means the amount, if any, by which (a) the aggregate value of any Inventory set forth on Schedule
2.11 which is not sold on or prior to the Second Anniversary Date exceeds (b) the amount of the reserve for obsolete or scrap inventory set forth on Schedule 1.1(a)(i). For purposes of determining the value of any Inventory remaining unsold, the value of such Inventory shall be as reflected on Schedule 1.1(a)(i). For purposes of determining whether an Inventory item has been sold, all parts included in products manufactured and sold by Buyer after the Closing (or which would have been included in such products but for the fact that Buyer modified such product after the Closing Date, unless such modification was made by Buyer as a result of facts which would result in a breach of any of the representations or warranties contained in Section 2 of this Agreement) which are the same as parts which are included in the Inventory, shall be deemed to have been sold whether or not such parts were in fact included in the Inventory or whether Buyer purchased or manufactured such parts after the Closing.


SECTION 8.  MISCELLANEOUS.

	8.1	Law Governing.  This Agreement shall be construed
under and governed by the laws of the Commonwealth of Massachusetts without regard to the conflicts of laws provisions thereof.

	8.2	Notices.  All communications, notices and consents
provided for herein shall be in writing and be given in person or by means of telex, facsimile or other means of wire transmission (with request for assurance of receipt in a manner typical with respect to communications of that type) or by mail, and shall become effective
(x) on delivery if given in person, (y) on the date of transmission if sent by telex, facsimile or other means of wire transmission, or
(z) four business days after being deposited in the United States mails, with proper postage, for first-class registered or certified mail, prepaid.

	Notices shall be addressed as follows:

		If to Buyer, to:

		c/o Watts Industries, Inc.
		815 Chestnut Street
		North Andover, MA  01845
		Attn:  President
		Facsimile Number:  508-688-5841

		With a copy to:

		c/o Watts Industries, Inc.
		815 Chestnut Street
		North Andover, MA  01845
		Attn:  Suzanne M. Zabitchuk, Esq.
		Facsimile Number:  508-688-5841

		Goodwin, Procter & Hoar
		Exchange Place
		Boston, MA  02109
		Attn:  John R. LeClaire, P.C.
		Facsimile Number:  617-523-1231

		If to Seller:

		SAES Pure Gas, Inc.
		4175 Santa Fe Road
		San Luis Obispo, CA 93401
		Attn: President
		Facsimile Number:  805-541-9399

		With a copy to:

		Martin J. Tangeman, Esq.
		Sinsheimer, Schiebelhut & Baggett
		1010 Peach Street
		P.O. Box 31
		San Luis Obispo, CA 93406-0031
		Facsimile Number:  805-541-2802

provided, however, that if any party shall have designated a different address by notice to the others in accordance with this Section 8.2, then to the last address so designated.

	8.3	Prior Agreements Superseded.  This Agreement
supersedes all prior understandings and agreements among the parties relating to the subject matter hereof.

	8.4	Assignability.  This Agreement shall not be assignable by
any party, except by Buyer to an affiliate of Buyer (which assignment shall not relieve Buyer of any of its obligations hereunder), without the prior written consent of the other parties hereto. This Agreement (including without limitation the provisions of Section 7) shall be binding upon and enforceable by, and shall inure to the benefit of, the parties hereto and their respective successors, heirs, executors, administrators and permitted assigns.

	8.5	Captions and Gender.  The captions in this Agreement
are for convenience only and shall not affect the construction or interpretation of any term or provision hereof. The use in this Agreement of the masculine pronoun in reference to a party hereto shall be deemed to include the feminine or neuter pronoun, as the context may require.

	8.6	Certain Definitions.  For purposes of this Agreement, the
term:

	(a)	"affiliate" of a person shall mean a person that
directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person;

	(b)	"control" (including the terms "controlled by" and
"under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of stock, as trustee, partner or executor, by contract or credit arrangement or otherwise;

	(c)	"person" means an individual, corporation,
partnership, association, trust or any unincorporated organization; and

	(d)	"subsidiary" of a person means any corporation
more than 50 percent of whose outstanding voting securities, or any partnership, joint venture or other entity more than 50 percent of whose total equity interest, is directly or indirectly owned by such person.

	8.7	Execution in Counterparts.  For the convenience of the
parties and to facilitate execution, this Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same document.

	8.8	Amendments; Waivers.  This Agreement may not be
amended or modified except by a writing duly and validly executed by each party hereto. Compliance with any condition or covenant set forth herein may not be waived except by a writing duly and validly executed by the party or parties to be bound. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, or any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

	8.9	Severability.  Each of the provisions contained in this
Agreement shall be severable and the unenforceability of one shall not affect the enforceability of any other provision or the remainder of this Agreement.

	8.10	Bulk Sales Law.  Buyer waives compliance by Seller with
the provisions of any applicable bulk sales, fraudulent conveyance or other law for the protection of creditors, and Seller agrees (in addition to and independent of Seller's indemnification obligations contained in Section 7) to indemnify and hold Buyer harmless from, and reimburse Buyer for, any loss, cost, expense, liability or damage (including reasonable counsel fees and disbursements and expenses) which Buyer may suffer or incur by virtue of the non-compliance by Seller with such laws.

	8.11	Publicity and Disclosures.  Buyer and its affiliates and
Seller shall be permitted to make such press releases and disclosures of the transactions contemplated by this Agreement as they desire, provided however, (i) the Purchase Price shall not be publicly disclosed, unless in the reasonable opinion of the disclosing party such disclosure is required to comply with the laws, rules or regulations now applicable to it or which in the future become applicable to it and (ii) neither Seller nor its affiliates in any such press release shall refer to Buyer, Watts Industries, Inc. or any affiliate of either one, except solely to disclose the name Circle Seal Controls, Inc. as the Buyer hereunder.

	8.12	Consent to Jurisdiction and Service.  Each of the parties
hereto consents to personal jurisdiction, service of process and venue in the federal or state courts of Massachusetts with respect to any and all claims or disputes between the parties, arising directly or indirectly in connection with this Agreement and the related agreements and schedules, including but not limited to any and all claims for indemnification and other rights established by this Agreement.



	IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first set forth above by their duly authorized representatives.

	BUYER:

	CIRCLE SEAL CONTROLS, INC.



	By:/s/Rick L Needham
		Rick L. Needham
		President



	SELLER:

	SAES PURE GAS, INC.



	By:
		Francesco della Porta
		Chief Executive Officer